Filed Pursuant to Rule 253(g)(2)

File No. 024-11620

WeLivv, Inc. (d/b/a “Moro”)

SUPPLEMENT NO.1 DATED APRIL 19, 2022

TO THE OFFERING CIRCULAR FILED OCTOBER 20, 2021

This Post-Qualification Offering Circular Supplement No. 1 (this “Post-Qualification Offering Circular Supplement No. 1”) supplements the amended offering circular of WeLivv, Inc. (“WeLivv”), d/b/a “Moro” and “Moro.com”, filed on October 20, 2021, as qualified on October 25, 2021, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular as expressly set forth herein. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

Incorporation by Reference of Offering Circular

The Offering Circular, including this Post-Qualification Offering Circular Supplement No. 1, is part of an offering statement (File No. 024-11620) that we filed with the Securities and Exchange Commission (the “Commission”). We hereby incorporate by reference into this Post-Qualification Offering Circular Supplement No. 1 all of the information contained in the Offering Circular.

The purpose of this Post-Offering Circular Supplement No. 1 is to disclose:

●	The extension of the offering period;

●	The amendment of the Company’s outstanding convertible notes;

●	An amendment and restatement of the Company’s articles of incorporation;

●	A correction to the description of the Company’s securities upon completion of the Offering as described in the Offering Circular; and

●	A typographical error related to the stock incentive plan.

Supplements to the Offering Circular

I.	Extension of the Offering Period

As stated in the Offering Circular, the Offering will continue until the earlier of (i) 180 days after qualification of the offering statement of which this offering circular is a part (which date may be extended one or more times by us, in our discretion), and (ii) the date when all the shares offered hereunder are sold, or such earlier time as we may determine in our sole discretion.

As permitted by the Offering Circular, and effective as of April 18, 2022, the Company has elected to extend the Offering an additional 180 days, for a total of 365 days from the date of qualification of the Offering Circular, or through such time that all the shares offered through this Offering are sold. Throughout this period, the Company shall maintain its right to terminate the Offering at any point for any reason.

II.	Amendments to Outstanding Convertible Notes

The Company and the requisite majority-in-interest holders of each of the Company’s outstanding Pre-Seed, Series Seed, and Bridge convertible notes entered into an amendment of each note all dated April 18, 2022: Amendment No. 3 to Pre-Series Seed Note; Amendment No. 3 to Series Seed Note; and Amendment No. 2 to Bridge Note. See Exhibit 1 for each amendment.

Effective as of December 31, 2021, each amendment extends the maturity date of each note from December 31, 2021 to December 31, 2022. Additionally, Amendment No. 3 to Series Seed Note stipulates that upon the Offering becoming a Qualified Financing, the Qualified Financing Securities (as both terms are defined in the Series Seed Note) shall be the Class B Non-Voting common stock of the Company.

III.	Second Amended Articles of Incorporation

On April 18, 2022, the Company filed its Second Amended & Restated Certificate of Incorporation (“Second Amended & Restated Certificate”) with the Delaware Secretary of State. The primary purpose of the Second Amended & Restated Certificate is to restate the description of authorized shares of the Company, as detailed in paragraph IV below. See Exhibit 2 for the Second Amended & Restated Certificate.

IV.	Correction to the Description of the Company’s Capital Stock & Securities Upon Completion of Offering

As provided for in the Second Amended & Restated Certificate, our authorized capital stock consists of 10,000,000 shares of common stock and 5,000,000 shares of preferred stock. Of the 10,000,000 shares of common stock, 8,000,000 shares are designated Class A Voting, 1,270,410 are designated Class B Non-Voting, and 285,271 are designated CF Shadow Series (Class B Non-Voting). Of the 5,000,000 shares of preferred stock, 171,068 shares are designated Series A Preferred. Additionally, of the designated Class A Voting preferred stock, 1,055,556 shares have been reserved to-date for issuance pursuant to the Company’s 2017 Equity Incentive Plan.

Upon successful completion of this Offering, the Company anticipates having approximately 8,464,155 shares of its common stock and 171,068 shares of its preferred stock issued and outstanding, assuming all the shares of our Class B Non-Voting common stock offered through this Offering Circular are sold and the conversion of our current outstanding convertible notes and Crowd SAFEs. Of the common stock, we anticipate the following shares to be issued and outstanding: 6,908,474 of the Class A Voting stock, 1,270,410 of the Class B Non-Voting stock, and 285,271 of the CF Shadow Series (Class B Non-Voting). Of the preferred stock, 171,068 shares of the Series A Preferred will be issued and outstanding.

V.	Correction of Typographical Error

The section header describing the Company’s equity incentive plan on page 35 of the Offering Circular incorrectly states “2021 Equity Incentive Plan.” It should instead read “2017 Equity Incentive Plan.”

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Except as expressly set forth herein, the Company’s offering of its Class B Non-Voting common stock, as described in the Offering Circular, as amended or otherwise supplemented by the Company’s public reports filed with the Securities and Exchange Commission and available at the Commission’s website, www.sec.gov, which the Company incorporates by reference in the Offering Circular, remains unchanged.

Exhibit 1

Amendments to Convertible Notes

AMENDMENT NO. 3 TO PRE-SERIES SEED

UNSECURED CONVERTIBLE PROMISSORY NOTE

THIS AMENDMENT NO. 3 TO PRE-SERIES SEED UNSECURED CONVERTIBLE PROMISSORY NOTE (this “Amendment”) is made, as of December 31, 2021 (“Effective Date”), by and among each undersigned individual noteholder (“Noteholders”) of all outstanding Pre-Series Seed Notes, and WeLivv, Inc. (d/b/a MORO), a Delaware corporation (“Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Pre-Series Seed Unsecured Convertible Promissory Note (“Note”).

RECITALS

Whereas, the Company executed eleven (11) Notes as part of its Pre-Series Seed, with a cumulative principal amount of $325,000;

Whereas, the Pre-Series Seed was performed as a rolling close from October 2017 through

January 2018;

Whereas, the holders of the Note and the Company previously amended the Notes to extend the maturity date, provide for automatic conversion into designated stock, and amend the definition of Qualified Financing;

Whereas, pursuant to the terms of the Note, the terms and conditions of the Note may be amended or waived in a writing duly executed by the Company and the Majority Holders, defined in the Note as “the majority of the principal amount of the then outstanding Notes”;

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, the Noteholder and the Company agree as follows:

AMENDMENT

1.	Extension of Maturity Date. Effective upon execution of this Amendment by the Majority Holders as of the Effective Date, the Maturity Date of each Note shall be extended for all purposes from the Effective Date to and through December 31, 2022.

2.	References. This Amendment shall form part of the Note for all purposes and shall be deemed to be in full force and effect from and after the date hereof. All references to the Note in this Amendment shall be deemed to refer to the Note, as amended by this and previous amendments. To the extent any term of this Amendment conflicts with any term of the Note, the term of this Note shall control.

3.	Effect of this Amendment. By executing this Amendment, each individual Noteholder agrees to the Amendment. In the absence of consent by all Noteholders, but in the case that the Majority Holders (as defined in the Note and restated in the recitals to this Amendment) execute this Amendment, pursuant to Section 13.3 of the Note, this Amendment shall be binding on all Noteholders and the Company. Except as amended by this Amendment, the terms of the Note shall remain in full force and effect.

4.	Counterparts. This Amendment may be executed in counterparts, delivered by facsimile or portable document format (.pdf or similar format), each of which will constitute an original and all of which together will constitute one agreement.

[Signature Page Omitted]

AMENDMENT NO. 3 TO SERIES SEED

UNSECURED CONVERTIBLE PROMISSORY NOTE

THIS AMENDMENT NO. 3 TO SERIES SEED UNSECURED CONVERTIBLE PROMISSORY NOTE (this “Amendment”) is made, as of December 31, 2021 (“Effective Date”), by and among each undersigned individual noteholder (“Noteholders”) of all outstanding Series Seed Notes, and WeLivv, Inc. (d/b/a MORO), a Delaware corporation (“Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Series Seed Unsecured Convertible Promissory Note (“Note”).

RECITALS

Whereas, the Company executed ten (10) Notes as part of its Series Seed, with a cumulative principal amount of $337,500;

Whereas, the Series Seed was performed as a rolling close from March 2018 through March

2020;

Whereas, the Company is preparing to raise approximately $7,500,000 in capital through the issuance of common stock as part of a Regulation A offering;

Whereas, the holders of the Note and the Company previously amended the Notes to extend the maturity date, provide for automatic conversion into designated stock, and amend the definition of Qualified Financing;

Whereas, pursuant to the terms of the Note, the terms and conditions of the Note may be amended or waived in a writing duly executed by the Company and the Majority Holders, defined in the Note as “the majority of the principal amount of the then outstanding Notes”;

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, the Noteholder and the Company agree as follows:

AMENDMENT

5.	Consent to Qualified Financing Securities. Notwithstanding any language to the contrary in the Note or any amendment thereto, effective upon execution of this Amendment by the Majority Holders as of the Effective Date, Noteholders agree that in the case that the Company’s current Regulation A financing constitutes a Qualified Financing, the Qualified Financing Securities shall be the Company’s Class B Non-Voting Common Stock that is offered through the Regulation A financing.

6.	Extension of Maturity Date. Effective upon execution of this Amendment by the Majority Holders as of the Effective Date, the Maturity Date of each Note shall be extended for all purposes from the Effective Date to and through December 31, 2022.

7.	References. This Amendment shall form part of the Note for all purposes and shall be deemed to be in full force and effect from and after the date hereof. All references to the Note in this Amendment shall be deemed to refer to the Note, as amended by this and previous amendments. To the extent any term of this Amendment conflicts with any term of the Note, the term of this Note shall control.

8.	Effect of this Amendment. By executing this Amendment, each individual Noteholder agrees to the application of the Amendment retroactively and further waives any claim or right the Noteholder may have had in regard to the Note becoming due and payable prior to the execution of this Amendment. In the absence of consent by all Noteholders, but in the case that the Majority Holders (as defined in the Note and restated in the recitals to this Amendment) execute this Amendment, pursuant to Section 13.3 of the Note, this Amendment shall be binding on all Noteholders and the Company. Except as amended by this Amendment, the terms of the Note shall remain in full force and effect.

9.	Counterparts. This Amendment may be executed in counterparts, delivered by facsimile or portable document format (.pdf or similar format), each of which will constitute an original and all of which together will constitute one agreement.

[Signature Page Omitted]

AMENDMENT NO. 2 TO BRIDGE

UNSECURED CONVERTIBLE PROMISSORY NOTE

THIS AMENDMENT NO. 2 TO THE BRIDGE UNSECURED CONVERTIBLE PROMISSORY NOTE (this “Amendment”) is made, as of December 31, 2021 (“Effective Date”), by and among each undersigned individual noteholder (“Noteholders”) of all outstanding Bridge Notes, and WeLivv, Inc. (d/b/a MORO), a Delaware corporation (“Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Bridge Unsecured Convertible Promissory Note (“Note”).

RECITALS

Whereas, the Company executed six (6) Notes as part of its bridge round, with a cumulative principal amount of $225,000 (“Bridge Round”);

Whereas, the Bridge Round was performed as a rolling close from May 2021 through March

June 2021;

Whereas, the holders of the Note and the Company previously amended the Notes to provide for automatic conversion into designated stock and amend the definition of Qualified Financing;

Whereas, pursuant to the terms of the Note, the terms and conditions of the Note may be amended or waived in a writing duly executed by the Company and the Majority Holders, defined in the Note as “the majority of the principal amount of the then outstanding Notes”;

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, the Noteholder and the Company agree as follows:

AMENDMENT

10.	Extension of Maturity Date. Effective upon execution of this Amendment by the Majority Holders as of the Effective Date, the Maturity Date of each Note shall be extended for all purposes from the Effective Date to and through December 31, 2022.

11.	References. This Amendment shall form part of the Note for all purposes and shall be deemed to be in full force and effect from and after the date hereof. All references to the Note in this Amendment shall be deemed to refer to the Note, as amended by this and previous amendments. To the extent any term of this Amendment conflicts with any term of the Note, the term of this Note shall control.

12.	Effect of this Amendment. By executing this Amendment, each individual Noteholder agrees to the application of the Amendment as to their Note. In the absence of consent by all Noteholders, but in the case that the Majority Holders (as defined in the Note and restated in the recitals to this Amendment) execute this Amendment, pursuant to Section 13.3 of the Note, this Amendment shall be binding on all Noteholders and the Company. Except as amended by this Amendment, the terms of the Note shall remain in full force and effect.

13.	Counterparts. This Amendment may be executed in counterparts, delivered by facsimile or portable document format (.pdf or similar format), each of which will constitute an original and all of which together will constitute one agreement.

[Signature Page Omitted]

Exhibit 2

Second Amended & Restated Certificate of Incorporation

WELIVV, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

WeLivv, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows.

1. The name of this corporation is WeLivv, Inc. This corporation was originally incorporated pursuant to the General Corporation Law on April 15, 2016 under the name WeLivv, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation’s Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on April 18, 2022.

By:	/s/ Andrew Christodoulides
Name:	Andrew Christodoulides
Title:	CEO

Exhibit A

WELIVV, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME

The name of this corporation is WeLivv, Inc. (the “Corporation”).

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 651 North Broad Street, Ste 206, Middletown, De 19709. The name of its registered agent at such address is Legalinc Corporate Services Inc.

ARTICLE III
DEFINITIONS

As used in this Second & Amended Restated Certificate (this “Second Amended & Restated Certificate”), the following terms have the meanings set forth below:

“Board” means the Board of Directors of the Corporation.

“Board Composition” means that the holders of record of the shares of Common Stock will be entitled to elect all directors of the Corporation.

“Capitalization Change” means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

“Original Issue Price” means $6.65 per share for Class B Non-Voting Common Stock and Preferred Stock.

Any references in this Second Amended & Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 15,000,000, consisting of (a) 10,000,000 shares of Common Stock of the Corporation, $.00010 per share (“Common Stock”), and (b) 5,000,000 shares of Preferred Stock of the Corporation, $.00010 per share (“Preferred Stock”). Common Stock may be issued from time to time in one or more classes, each of such classes to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as determined by the Company Board of Directors. Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as determined by the Company’s Board of Directors. As of the effective date of this Second Amended & Restated Certificate, (i) 171,068 shares of Preferred Stock are hereby designated “Series A Preferred Stock”, (ii) 8,000,000 shares of Common Stock are hereby designated “Class A Voting Common Stock”, (iii) 1,270,410 shares of Common Stock are hereby designated “Class B Non-Voting Common Stock”, and (iv) 285,271 shares of Common Stock are hereby designed “CF Shadow Series.”

A. COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Second Amended & Restated Certificate.

2. Voting. The holders of Class A Voting Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. The holders of Class B Non-Voting Common Stock and CF Shadow Series shall have no voting rights, except those required by law. Additionally, holders of CF Shadow Series shall be required to enter into a proxy agreement appointing a single designated intermediary as its irrevocable proxy with respect to any matter which CF Shadow Series unit holders are entitled to vote by law.

B. PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to “Sections” in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a “Deemed Liquidation Event” unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Second Amended & Restated Certificate, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Second & Amended Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the “Bylaws”).

2.2 Election of Directors. The holders of record of the Corporation’s capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

3. Conversion. The holders of Preferred Stock have the following conversion rights (the “Conversion Rights”):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Voting Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The “Conversion Price” for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Voting Common Stock, is subject to adjustment as provided in this Second Amended & Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Class A Voting Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class A Voting Common Stock and the aggregate number of shares of Class A Voting Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Class A Voting Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a “Contingency Event”). The conversion notice must state the holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder’s attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the “Conversion Time”), and the shares of Class A Voting Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder’s nominees, a certificate or certificates for the number of whole shares of Class A Voting Common Stock issuable upon the conversion in accordance with the provisions of this Second Amended & Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Voting Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Voting Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class A Voting Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended & Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Class A Voting Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class A Voting Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Second Amended & Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Class A Voting Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Class A Voting Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the “Original Issue Date” for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Class A Voting Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Class A Voting Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Second Amended & Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the “Mandatory Conversion Time”), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Second Amended & Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder’s certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder’s attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3. 10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3. 11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder’s nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b) of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VIII
BYLAW PROVISIONS

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Second Amended & Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Second Amended & Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An “Excluded Opportunity” means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation.

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